

February 5, 2026

John L. Erb
Chief Executive Officer
Nuwellis, Inc.
12988 Valley View Road
Eden Prairie, Minnesota 55344

> **Re: Nuwellis, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 4, 2026**
> **File No. 333-293181**

Dear John L. Erb:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: N. Danny Shulman, Esq.